UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77138 / February 16, 2016

Admin. Proc. File No. 3-16965

In the Matter of

AFRICAN COPPER CORP., and
GENMED HOLDING CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

 The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by African Copper Corp. or Genmed Holding Corp. and
the Commission has not chosen to review the decision on its own initiative.

 Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to African Copper Corp. and Genmed Holding Corp.[2]
The order contained in that decision is hereby declared effective. The initial decision ordered
that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each
class of registered securities of African Copper Corp. and Genmed Holding Corp. are revoked.

 For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

Brent J. Fields
Secretary

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[1] 17 C.F.R. § 201.360(d).

[2] *African Copper Corp., Genmed Holding Corp., and Yanglin Soybean, Inc.,* Initial Decision
Release No. 933 (Dec. 29, 2015), 113 SEC Docket 03, 2015 WL 9489674. The stock symbols
and Central Index Key numbers are: ACCS and 1526185 for African Copper Corp.; and GENM
and 1061688 for Genmed Holding Corp.

INITIAL DECISION RELEASE NO. 933
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16965

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of AFRICAN COPPER CORP., GENMED HOLDING CORP., and YANGLIN SOYBEAN, INC.	INITIAL DECISION ON DEFAULT AS TO AFRICAN COPPER CORP. AND GENMED HOLDING CORP. December 29, 2015

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On November 19, 2015, the Securities and Exchange Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and have not filed required periodic reports. Respondents Genmed Holding Corp. and African Copper Corp. (the two Respondents) were served with the OIP on November 20 and 27, 2015, and Answers were due on November 30 and December 10, 2015, respectively. *African Copper Corp.*, Admin. Proc. Rulings Release No. 3392, 2015 SEC LEXIS 5070 (Dec. 14, 2015). I ordered that a telephonic prehearing conference be held on December 9, 2015, and warned that I would default any Respondent that did not file an Answer, appear at the prehearing conference, or otherwise defend the proceeding. *African Copper Corp.*, Admin. Proc. Rulings Release No. 3353, 2015 SEC LEXIS 4879 (Nov. 25, 2015). No Respondent appeared at the prehearing conference, and I ordered the two Respondents to show cause by December 23, 2015, why the registrations of their securities should not be revoked by default due to their failure to file Answers, appear at the prehearing conference, or otherwise defend this proceeding. *African Copper Corp.*, 2015 SEC LEXIS 5070. To date no Respondent has filed an Answer, responded to the show cause order, or otherwise defended the proceeding.[1]

[1] This Initial Decision does not apply to Respondent Yanglin Soybean, Inc., which has not yet been served with the OIP. *See African Copper Corp.*, 2015 SEC LEXIS 5070, at *2 n.1.

Findings of Fact

The two Respondents are in default for failing to file Answers, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a)(1)-(2), I find the following allegations in the OIP to be true.

African Copper Corp., Central Index Key (CIK) No. 1526185, is a revoked Nevada corporation located in Mowbray, Cape Town, South Africa, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2013, which reported a net loss of $189,977 from the company's April 6, 2011, inception to January 31, 2013. As of November 10, 2015, the company's stock (symbol ACCS) was quoted on OTC Link (previously, Pink Sheets) operated by OTC Markets Group, Inc. (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Genmed Holding Corp., CIK No. 1061688, is a revoked Nevada corporation located in Zoetermeer, The Netherlands, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2012, which reported a net loss of $1,429,690 for the prior twelve months. As of November 10, 2015, the company's stock (symbol GENM) was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, the two Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. The two Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). By failing to timely file required periodic reports, the two Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The two Respondents' failures to file required periodic reports are serious violations because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The two Respondents' violations are recurrent in that they repeatedly failed to file periodic reports. *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The two Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, the two Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of the two Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of African Copper Corp. and Genmed Holding Corp. are REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, the two Respondents have the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

_____

Brenda P. Murray
Chief Administrative Law Judge